February 3, 2010
Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Virco Mfg. Corporation Form 10-K for the fiscal year ended January 31, 2009 Filed April 16, 2009 File No. 1-8777
Dear Mr. O’Brien:
     This letter responds to your letter dated January 27, 2010, regarding Virco Mfg. Corporation’s (the “Company”) Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended January 31, 2009 (filed April 16, 2009). A copy of this letter was also faxed to Jenn Do at (703) 813-6968, whose name appeared on the original fax we received. Each of your comments from the January 27, 2010 letter is set forth below, followed by our related response.
Results of Operations, page 24
     We have read your response to comment 1 in our letter January 8, 2010. You have told us that you will more fully articulate the nature of your contracts and the consequent risk from volatile commodity prices and seasonality, and believe that an understanding of your most significant individual contract is of far greater value to investors than a percentage quantification of sales that are derived from annual contracts. However, it is not clear, based on the disclosure that has currently been provided related to annual contracts, including the nationwide purchasing contract, how these contracts have impacted your selling prices, if at all. Therefore, please ensure that future MD&A discussions address how the nature of your contracts impacts your results of operations and to what extent.
     In future MD&A discussions the Company will address how the nature of our contracts impacts the results of operations and the extent to which they impact operations.

     Per the Staff’s request, we hereby acknowledge that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 533-3372 or Ari Lanin of Gibson, Dunn and Crutcher at (310) 552-8581.

Sincerely,
/s/ Robert Dose
Robert Dose
Vice President Finance